SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at March 22, 2007

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: March 22, 2007

* Print the name and title of the signing officer under his signature
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  Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.continentalminerals.com

2007 DRILL PROGRAM TO START AT THE NEWTONGMEN DISCOVERY ON MARCH 31ST

March 22, 2007, Vancouver, BC - Continental Minerals Corporation ("Continental" or the "Company") (TSX Venture: KMK; OTCBB: KMKCF) announces that the 2007 drill program is to commence on March 31st 2007 at the Company's recently discovered Newtongmen deposit located at the Xietongmen Property site, which is situated 240 kilometers from the city of Lhasa in Tibet, People's Republic of China. Continental owns 100% of the 120 km2 Xietongmen Project.

The Newtongmen deposit is located 3 km northwest of the Xietongmen deposit (219.8 Mt @ 0.43% Cu and 0.61 g/t Au). The Newtongmen deposit is hosted by the same alteration zone as the Xietongmen deposit and lies within a high copper-gold anomaly, 1.5 square kilometers in area, outlined during a rock chip sampling program completed earlier this year (please see the Company's January 24th 2007 press release).

Long intervals of strong copper and gold grades were intersected in both holes, which are spaced about 100 meters apart. Hole 6213N intersected 302.2 meters grading 0.82% CuEQ, including an 85.0-meter interval of 1.25% CuEQ and a 43.0-meter interval grading 1.39% CuEQ. Hole 6203N intersected 210.6 meters grading 0.82% CuEQ (please see the Company's November 28, 2006 press release).

Newtongmen has the potential to add substantially to the resource base on the Xietongmen Property. An aggressive multi rig drilling program is planned to commence on March 31st 2007 to delineate this new discovery with a first phase of 10,000 meters of drilling spaced at 100m x 100m.

In other news, the private placement announced in February was completed at $32 million rather than the $37 million previously announced. The Company remains well positioned financially and is rapidly advancing the exploration and development of its Xietongmen Property.

For additional details, please visit the Company's website at www.continentalminerals.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors

Gerald Panneton
President and Chief Executive Officer

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the merger, acquisition of additional property, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental , Investors should review Continental's annual Form 20-F and the Form F-4 filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.